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CONTACT:        Mary Jane Robertson                    FOR IMMEDIATE RELEASE
                (770) 677-0323
                        -or-
                Doreen Lubeck
                (312) 466-3444


                      CAPSURE HOLDINGS EXPECTS TO REDUCE
               UNITED CAPITOL'S LOSS RESERVES BY $19.0 MILLION


CHICAGO, ILLINOIS -- January 12, 1996 -- Capsure Holdings Corp. (NYSE: CSH) today announced that it expects to reduce loss reserves at its United Capitol Insurance Company subsidiary by approximately $19.0 million.

        Capsure expects to announce earnings for the fourth quarter and year ended December 31, 1995, in mid-February 1996. The loss reserve reduction is anticipated to increase Capsure's consolidated fourth quarter and full-year net income by $12.4 million, or 80 cents per share, and reduce the consolidated loss and combined ratios by 77 points for the fourth quarter and 19 points for the full year.

        This estimated reduction follows the completion of a previously announced comprehensive independent actuarial evaluation of United Capitol's loss reserves as of September 30, 1995.

        United Capitol's claims development has been favorable relative to expectations based on industry experience. Due to the limited prior operating experience of the company and the long-tail nature of its business, the company and its independent actuaries previously relied principally upon industry development patterns and expected loss ratios in estimating loss reserves. Given United Capitol's availability of over eight

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full years of experience and the growing evidence of favorable loss trends relative to industry indications, management and its independent actuaries have concluded that it is now appropriate to place greater reliance on the company's own development patterns and emerging loss ratios in estimating loss reserves.

        "As time passes, more information about claims becomes known and reserve estimates are adjusted accordingly," said Bruce A. Esselborn, president of Capsure. "Because of the nature of United Capitol's business, in particular the time it takes to settle its unique liability claims, several years were required before substantial weight could be given to United Capitol's own loss experience in estimating its loss reserves."

        Capsure Holdings Corp. is an acquisition company involved in specialty property and casualty insurance through Western Surety Company, Universal Surety of America and United Capitol Insurance Company.

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